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October 13, 2009

Suying Li

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008
FILED MARCH 31, 2009
COMMENT LETTER DATED SEPTEMBER 15, 2009
FILE NO. 001-32210

Dear Ms. Li:

We acknowledge receipt of your Comment Letter dated September 15, 2009 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2008. Your comments in are italics to the left, our responses to the right.

SEC COMMENT	RESPONSE

Internal Control Over Financial Reporting

  Please revise your disclosure in future filings to include a statement that your independent auditor has issued an attestation report on your internal control over financial reporting. We refer you to Form 40-F, General Instruction (B)(6)(c)(4) and Item 308(a)(4) of Regulation S-K.
The Company has filed the revised disclosure in the amended Form 40-F/A. We will undertake to include a statement that our independent auditor has issued an attestation report on our internal control over financial reporting in our future filings.

SEC COMMENT	RESPONSE

Exhibits 99.1 and 99.2, Certificates pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  Please revise the certifications from your certifying officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to conform the language of Exchange Act Form 40-F General Instructions (B)(6)(a)(1).
The Company has filed the revised certifications in the amended 40-F/A.

Exhibits 99.5 Consolidated Statements of Cash Flows

  We note that you classified the "contributions from non-controlling interest" as an adjustment to the net loss in the cash and cash equivalents under the operating activities. Please explain to us why exploration expenditures made by the Partnership and consolidated by you are not reflected as an operating activity, offset by the appropriate method of financing utilized by the Partnership.

The Company respectfully acknowledges the Commission’s comments that "contributions from non-controlling interest" could be classified as a method of financing in the consolidated statements of cash flows rather than an adjustment to the net loss under operating activities.

The Company relied primarily on the guidance in CICA 1540.22 which states that "under the indirect method, the net cash flow from operating activities is determined by adjusting net income or loss for the effects of: (a) non-cash items such as non-controlling interests". The Company has accordingly classified its non-controlling interest in accordance with this guidance.

The Company will undertake to reclassify the “contributions from non-controlling interest” as a method of financing utilized by the Partnership in its future filings.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Marchand Snyman, CA
Chief Financial Officer